Administrative Office: 4333 Edgewood Road NE Cedar Rapids, IA 52499

March 22, 2012

Alison White, Esq.

Staff Attorney – Office of Insurance Products

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street NE

Washington, DC 20549-0506

Re:	Transamerica Life Insurance Company (“Transamerica”) – Analysis of Rule 11a-2 Net Asset Value Requirement

As requested, the following is a summary analysis of why Transamerica’s offer (the “Offer”) complies with the net asset value requirement (“NAV Requirement”)1 of Rule 11a-2 under the Investment Company Act of 1940 (“1940 Act”) and does not require an order of approval under Section 11(a) of the 1940 Act.

THE OFFER

The Offer, which is described in more detail in recently filed prospectus supplements for three Transamerica variable annuity policies,2 will be available for a limited time beginning on or about May 21, 2012. Under the Offer, Transamerica will offer eligible owners of certain Existing Policies (defined below) an incentive to:

—	surrender their Existing Policies (each, a “Surrender”),

—	exchange their Existing Policies for one of three variable annuity policies (each, a “New Policy”) offered by Transamerica (each, a “Exchange”), or

—	replace their Existing Policies for annuity products (each, a “Replacement Policy”) issued by unaffiliated life insurance companies (each, a “Replacement”).

[1]

The NAV Requirement is set out in Rule 11a-2(b)(1)(i), which provides that: “The exchange must be made on the basis of the relative net asset values of the securities to be exchanged, except that the offering account may deduct at the time of the exchange

A. An administrative fee which is disclosed in the part of the offering account’s registration statement under the Securities Act of 1933 relating to the prospectus, and

B. Any front-end sales load permitted by paragraph (c) of this section.”

[2]

The Offer is described in prospectus supplements for the Transamerica Freedom Variable Annuity, the Flexible Premium Variable Annuity – J, and the Flexible Premium Variable Annuity – O included in post-effective amendments filed with the SEC on February 24, 2012 (File Nos. 033-56908; 333-131987 and 333-149336).

Alison White, Esq.

Staff attorney — Office of Insurance Products

March 22, 2012

2 Page

The Offer will apply only to certain Transamerica variable annuity policies with certain in force guaranteed minimum income benefit (“GMIB”) riders (each, an “Existing Policy”). The incentive, called an “Enhancement Amount,” will be an amount equal to 80% of the eligible owner’s annuitization base under the GMIB rider minus the cash surrender value of the Existing Policy at the time of the Exchange. If an eligible owner meets the conditions of the Offer, Transamerica will add the Enhancement Amount to the cash surrender value of the owner’s Existing Policy immediately prior to the applicable Surrender, Exchange, or Replacement. If an eligible owner requests a Surrender, then the Enhancement Amount will be included as part of the surrender proceeds. If an eligible owner requests an Exchange or Replacement, then the Enhancement Amount will be included in the amount used to purchase the New Policy or Replacement Policy. Accordingly, three categories of eligible owners will receive the enhancement, and two of those categories will not participate in an Exchange.

Because the Commission staff’s request regarding Section 11 of the 1940 Act and Rule 11a-2 thereunder is not relevant to Surrenders or Replacements, the analysis below is limited to Exchanges.

THE NAV REQUIREMENT

1. Compliance with the Literal Terms of the NAV Requirement. The Offer will fully comply with the literal terms of the NAV Requirement. All Exchanges will occur on the basis of the relative net asset values of the securities involved. Specifically, the Enhancement Amount credited will increase the cash surrender value of the eligible owner’s Existing Policy immediately prior to the Exchange, and the Existing Policy (increased by the amount of the Enhancement Amount) will then be exchanged for a New Policy at relative net asset value. In addition, no administrative fee or sales load will be deducted in connection with any Exchange. As a result, every eligible owner participating in an Exchange will receive an aggregate amount of securities under the New Policy that is equal in value to the aggregate amount of securities under the Existing Policy being exchanged. Notably, the amount that will be applied to a New Policy in an Exchange will be identical to the amount that an eligible owner would receive upon a Surrender or Replacement (which would both include the Enhancement Amount). The Enhancement is not tied to, or limited to, Exchanges; it applies outside of the Exchanges. Under these facts, the NAV Requirement is clearly satisfied.

2. Compliance with the Purpose of the NAV Requirement. Rule 11a-2 codifies the conditions that the Commission, in previously granting Section 11 orders, found necessary and appropriate to ensure that the abuses that Congress intended Section 11 to eliminate3 will not occur. These conditions, including the NAV Requirement, are aimed primarily at limiting the fees and sales charges that may be deducted in connection with an exchange, which fees and charges may result in an exchanging variable annuity contract owner

[3]	In proposing Rule 11a-2, the Commission observed that:

The legislative history of section 11 indicates that the purpose of that provision is to provide the Commission with an opportunity to examine the terms of certain exchange offers, and in particular any fees or charges imposed in connection therewith, to insure that the exchange offer is not being made primarily or solely “for the purpose of exacting additional selling charges” from investors “for which they [receive] nothing but the privilege of making successive investments.”

Investment Company Act Release No. 12675 (Sept. 20, 1982) (emphasis added). In 2001, the Commission staff reaffirmed that the focus of Rule 11a-2 is to ensure no duplicative sales charges are imposed in an exchange offer, stating that: “Rule 11a-2 permits an offer to exchange one variable annuity contract for another variable annuity contract of the same or an affiliated insurer without obtaining Commission approval, subject to requirements designed to address concerns about the imposition of additional sales charges.” National Association of Variable Annuities, SEC Staff Interpretive Letter (June 19, 2001) (the “Retail Exception Letter”) (emphasis added).

Alison White, Esq.

Staff attorney — Office of Insurance Products

March 22, 2012

3 Page

ending up with less than what he or she had prior to the exchange. The Offer will fully comply with the purpose of the NAV Requirement because the crediting of an Enhancement Amount will have the exact opposite effect of imposing a fee or sales charge by providing an eligible owner participating in an Exchange (or in a Surrender or Replacement) with more than what he or she would have absent the Exchange (or Surrender or Replacement). The crediting of the Enhancement Amount and the absence of the imposition of any deferred sales load on the New Policies also will eliminate any concern under Section 11 that an Exchange is being made primarily for the purpose of exacting additional selling charges.

3. Commission or Staff Interpretations of Section 11 and Rule 11a-2. To our knowledge, no interpretation by the Commission or its staff would preclude reliance on Rule 11a-2 in connection with the Offer. We are aware, of course, that the Commission has granted a number of Section 11(a) orders to variable annuity issuers permitting exchanges pursuant to which the issuer proposed to add a bonus or credit to the new policy value based on the contract value of the policy exchanged.4 The thrust of the Hartford line of applications, however, was that a Section 11(a) order was necessary because the applicant could not comply with so-called “tacking” requirement of Rule 11a-2,5 and not because the applicant could not meet the NAV requirement by reason of the bonus.6 Here, tacking is not an issue because the New Policies will be no-load (no front-end sales charge and no surrender charge. Notably, in at least one application there was no mention of any concern over the NAV requirement7 while another application clearly discussed the tacking requirement as the reason that the exchange offer could not rely on Rule 11a-28. We have found no application where an applicant sought a Section 11(a) order approving an exchange offer solely on grounds that a bonus paid in connection with the exchange would not meet the NAV Requirement.

In addition, Transamerica’s Offer is distinguishable from the exchange offers described in the Hartford line of applications. In the exchanges involved in the Hartford line of applications, the bonus was only added to the new contract’s account value. Owners of Hartford policies could not redeem their existing policies and receive the bonus being offered in connection with the exchange. Accordingly, in the Hartford exchanges, the amount an owner would receive upon redemption of the old contract would be less than the amount applied to the new contract (including the bonus). However, under Transamerica’s Offer, the Enhancement Amount will be applied to the Existing Policies (when Surrendered, Exchanged or Replaced) and the amount

[4]

See, e.g., Hartford Life Insurance Company, et al., Investment Company Act Release Nos. 24286 (Feb. 11, 2000) (Notice) and 24334 (Mar. 9, 2000) (Order) (File No. 812-11506) (the “Hartford line of applications”).

[5]	I.e., the requirement that payments under the existing contracts be treated as if they had been made under the new contracts on the dates actually made.

[6]

We are aware that the Notice of the Hartford application states that “applicants assert that other than the relative net asset value requirement (which is not satisfied because exchanging Contract owners will be given a 2% bonus)….” However, whether the 2% bonus violates the NAV requirement is not discussed further while the failure to meet the tacking requirement is discussed. Moreover, the brief NAV requirement reference is in a section called “Applicant’s Legal Analysis” and is Hartford’s assertion, not the Commission’s or Staff’s analysis. Finally, the Hartford bonus was added to the “new” policy and was only paid on internal exchanges.

[7]	The Prudential Insurance Company of America, et al., Investment Company Act Release Nos. 25991 (Apr. 4, 2003) (Notice) and 26034 (Apr. 30, 2003) (Order) (File No. 812-12880).

[8]

The Travelers Insurance Company, et al., Investment Company Act Release Nos. 25908 (Jan. 21, 2003) (Notice) and 25935 (Feb. 19, 2003) (Order) (File No. 812-12837). A footnote in this Notice does state that the NAV requirement “may not be considered to be” satisfied because the bonus that would be added to the new contract but provides no analysis on this point.

Alison White, Esq.

Staff Attorney — Office of Insurance Products

March 22, 2012

4 Page

applied to the New Policies will be identical to the amount that an eligible owner would receive upon redemption of the Existing Policy.

In the same vein, the Commission staff in the Retail Exception Letter (cited above) discussed certain then-novel exemptions that the Commission had granted to offers of exchange pursuant to which (a) the acquired security would apply a deferred sales load that would not comply with the “tacking” requirement in Rule 11a-2(d)(1) and (b) a 2% bonus would be credited to the transferred amounts (citing the Hartford Application, among others). The Retail Exception Letter clearly grounded the unavailability of Rule
11a-2 on the failure to meet the tacking requirement, as follows:

Last year, the Commission issued an order permitting an insurer to make an exchange offer to certain of its variable annuity contract owners without complying with the tacking requirements of Rule 11a-2.

Although the Retail Exception Letter prominently cited the bonus’s potential benefit to investors as one of the reasons that the Commission granted the requested relief, the Retail Exception Letter nowhere suggested that the existence of the bonus contributed to the unavailability of Rule 11a-2.

4. Other Relevant Commission Staff Positions. The Commission staff has interpreted other relevant provisions of the 1940 Act and rules thereunder in a manner that may be instructive. As you know, the Commission staff has often required variable annuity issuers to obtain exemptive relief from Sections 2(a)(32), 22(c), 27(i)(2)(A) of the Act and Rule 22c-1 thereunder to deduct sales or other charges on redemptions that are not permitted under Rule 6c-8 under the 1940 Act,9 or to recapture unvested bonuses upon redemption.10 However, to our knowledge the Commission staff has never interpreted these provisions to require issuers to obtain relief in order to pay a bonus, despite acknowledgement of the fact that a life company’s “granting of bonus credits would have the result of increasing an owner’s contract value in a way that arguably could be viewed as the purchase of an interest in the [a]ccount at a price below the current net asset value.”11 Additionally, the Commission staff has been aware of a number of buy-out offers pursuant to which variable annuity issuers paid a bonus in connection with the redemption of a variable annuity. In these situations, the Commission staff has not required the issuers to obtain an exemptive order from Sections 2(a)(32), 22(c), or 27(i)(2)(A) of the 1940 Act or Rule 22c-1 thereunder in order to pay a bonus upon redemption of the variable annuity.

The foregoing situations are instructive because if the payment of a bonus in connection with the sale of a variable annuity does not implicate net asset value considerations for purposes of Sections 2(a)(32), 22(c), or 27(i)(2)(A) of the 1940 Act or Rule 22c-1 thereunder, then the payment of a bonus in an Exchange where the

9 See, e.g., PFL Life Insurance Company, et al., Investment Company Act Release Nos. 24135 (Nov. 15, 1999) (Notice) and 24190 (Dec. 9, 1999) (Order) (File No.
812-11480); Rule 6c-8 under the 1940 Act permits contingent deferred sales charges, and certain administrative charges, to be assessed in connection with surrenders and partial withdrawals.

10 See, e.g., PFL Life Insurance Company, et al., Investment Company Act Release Nos. 24641 (Sep. 14, 2000) (Notice) and 24681 (Oct. 10, 2000) (Order) (File No.
812-11994).

11 See, e.g., ING USA Annuity and Life Insurance Company, et al., Investment Company Act Release Nos. 28646 (Mar. 13, 2009) (Notice) and 28687 (Apr. 3, 2009) (Order) (File No. 812-13600).

Alison White, Esq.

Staff Attorney — Office of Insurance Products

March 22, 2012

5 Page

amount applied to a New Policy is identical to the amount an owner would receive upon redemption (including a bonus) should likewise present no issue regarding the NAV Requirement for purposes of Section 11(a) of the 1940 Act and Rule 11a-2 thereunder.

*    *    *

For the reasons discussed above, Transamerica respectfully submits that the Offer will fully comply with the literal terms of the NAV Requirement, consistent with the purposes of Section 11 and Rule 11a-2, thereby obviating the need for an order pursuant to Section 11(a).

Very truly yours,

/s/ Darin D. Smith

Darin D. Smith

General Counsel